January 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Stacie Gorman and Pam Howell

Re:	Stellar V Capital Corp. Registration Statement on Form S-1 Initially filed December 4, 2024, as amended File No. 333-283612

Dear Ms. Gorman and Ms. Howell,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Stellar V Capital Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. ET on Wednesday, January 29, 2025, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

BTIG, LLC

By:	/s/ Paul Wood
Name: Paul Wood Title: Managing Director

cc:    Loeb & Loeb LLP